UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. 6)*

Macquarie Infrastructure Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55608B105
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	55608B105	13G

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

2,306,792

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

2,306,792

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,306,792

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

2.8% [1]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.
1 The percentage used above is calculated based on 81,834,248 shares outstanding as of October 28, 2016 as reported in the Company's Form 10-Q filed on October 31, 2016.

CUSIP NO.	55608B105	13G

1		NAMES OF REPORTING PERSONS

MSD Torchlight Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

2,306,792

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

2,306,792

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,306,792

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

2.8% [1]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	55608B105	13G

1		NAMES OF REPORTING PERSONS

MSD Capital, LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

222,598

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

222,598

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,598

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0.3% [1]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	55608B105	13G

1		NAMES OF REPORTING PERSONS

MSD Energy Investments, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

222,598

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

222,598

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,598

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0.3% [1]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a)	Name of Issuer:

The name of the issuer is Macquarie Infrastructure Corporation (the "Company").

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 125 West 55th Street, New York, New York 10019.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners"), MSD Torchlight Partners, L.P. ("MSD Torchlight"), MSD Capital, L.P. ("MSD Capital") and MSD Energy Investments, L.P. ("MSD Energy") (collectively, the "Reporting Persons"). Each of MSD Torchlight and MSD Energy Partners, L.P. is the direct owner of the securities covered by this statement.

MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Torchlight, MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.  MSD Capital is the general partner of, and may be deemed to beneficially own securities beneficially owned by MSD Energy.  MSD Capital Management, LLC ("MSD Capital Management") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital.  Each of Glenn Fuhrman, John Phelan & Marc Lisker is a manager of, and may be deemed to be beneficially owned by MSD Capital Management.  Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Partners, MSD Torchlight, MSD Capital and MSD Energy is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

MSD Partners,L.P., MSD Torchlight Partners, L.P., MSD Capital and MSD Energy are organized as limited partnerships under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

55608B105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether theperson filing is a:

Not Applicable.

Item 4	Ownership:

A. MSD Partners, L.P.

	(a)	Amount beneficially owned: 2,306,792

	(b)	Percent of class: 2.8%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,306,792

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,306,792

B. MSD Torchlight Partners, L.P.

(a)	Amount beneficially owned: 2,306,792

(b)	Percent of class: 2.8%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 2,306,792

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 2,306,792

C. MSD Partners (GP), L.P.

(a)	Amount beneficially owned: 2,306,792

(b)	Percent of class: 2.8%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 2,306,792

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 2,306,792

D. MSD Energy Investments, L.P.

(a)	Amount beneficially owned: 222,598

(b)	Percent of class: 0.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 222,598

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 222,598

E. MSD Capital, L.P.

(a)	Amount beneficially owned: 222,598

(b)	Percent of class: 0.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 222,598

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 222,598

F. MSD Capital Management , LLC

(a)	Amount beneficially owned: 222,598

(b)	Percent of class: 0.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 222,598

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 222,598

G. Glenn R. Fuhrman

(a)	Amount beneficially owned: 2,529,390

(b)	Percent of class: 3.1%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 2,529,390

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 2,529,390

H. John C. Phelan

(a)	Amount beneficially owned: 2,529,390

(b)	Percent of class: 3.1%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 2,529,390

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 2,529,390

I. Marc R. Lisker

(a)	Amount beneficially owned: 2,529,390

(b)	Percent of class: 3.1%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 2,529,390

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 2,529,390

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Capital, L.P.

By:	MSD Capital Management, LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title	Manager

MSD Energy Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management, LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 14, 2017.

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)      Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2017

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Capital, L.P.

By:	MSD Capital Management, LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title	Manager

MSD Energy Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management, LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager